EXHIBIT 99.1
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                             MATERIAL CHANGE REPORT


                             MATERIAL CHANGE REPORT



1.       NAME AND ADDRESS OF REPORTING ISSUER:

         Advantage Energy Income Fund
         3100, 150 - 6th Avenue S.W.
         Calgary, Alberta
         T2P 3Y7

2.       DATE OF MATERIAL CHANGES:

         August 1, 2006 was the date of closing of the previously announced bought deal financing and August 3, 2006 was the date of exercise of the over-allotment option granted to the underwriters in connection with the bought deal financing.

3.       NEWS RELEASE:

         A press release announcing the closing of the previously announced bought deal financing was issued on August 1, 2006 for Canada wide distribution through Canada Newswire.

         A press release announcing the exercise of the over-allotment option granted to the underwriters was issued on August 3, 2006 for Canada wide distribution through Canada Newswire.

4.       SUMMARY OF MATERIAL CHANGES:

         On August 1, 2006, Advantage Energy Income Fund ("Advantage") closed its previously announced bought deal financing through an underwriting syndicate led by RBC Capital Markets as sole bookrunner and BMO Nesbitt Burns Inc. as co-lead manager. At closing, 7,500,000 trust units ("Trust Units") of Advantge were issued at a price of C$17.30 per Trust Unit, for total gross proceeds of approximately C$129.8 million. Advantage granted the underwriters an over-allotment option in connection with the offering, exercisable in whole or in part up to 30 days following closing, to purchase up to an additional 1,125,000 Trust Units.

         On August 3, 2006, the underwriters exercised the over-allotment option in full. Closing occurred on August 4, 2006, raising the total gross proceeds of the previously announced financing to approximately C$149.2 million.

5.       FULL DESCRIPTION OF THE MATERIAL CHANGES:

         On August 1, 2006, Advantage closed its previously announced bought deal financing (the "Offering") through an underwriting syndicate led by RBC Capital Markets as sole bookrunner and BMO Nesbitt Burns Inc. as co-lead manager, and including CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., Canaccord Capital Corporation, FirstEnergy Capital Corp., Raymond James Ltd. and Tristone Capital Inc. (collectively, the "Underwriters"). At closing, 7,500,000 Trust Units were issued at a price of C$17.30 per Trust Unit, for total gross proceeds of approximately C$129.8 million.


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         As  part of the  Offering,  Advantage  granted  the  Underwriters  an over-allotment option, exercisable in whole or in part up to 30 days following closing, to purchase up to an additional 1,125,000 Trust Units at the same offering price of C$17.30 per Trust Unit (the "Over-Allotment Option").

         As announced on August 3, 2006, the Underwriters exercised the Over-Allotment Option in full. The closing of the Over-Allotment Option occurred on August 4, 2006, at which time the Underwriters purchased an additional 1,125,000 Trust Units at a price of C$17.30 per Trust Unit, raising the total gross proceeds of the Offering to approximately C$149.2 million.

         The first distribution for which purchasers of Trust Units issued pursuant to the Offering, including those issued pursuant to the Over-Allotment Option, will be eligible will be for the month of August, payable on September 15, 2006. The net proceeds of the Offering will initially be used to repay outstanding indebtedness and to subsequently fund capital and general corporate expenditures.

         The Trust Units being offered will be eligible for RRSPs, RRIFs, RESPs, and DESPs, as domestic content. The Trust Units were offered publicly in Canada (except in Quebec). The Trust Units have not been and will not be registered under the U.S. Securities Act of 1933 (the "1933 Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102.

         Not applicable.

7.       OMITTED INFORMATION:

         No information has been omitted.

8.       EXECUTIVE OFFICER:

         The name and business numbers of the executive officer of Advantage Oil & Gas Ltd., who is knowledgeable of the material change and this report is:

         Peter Hanrahan, Vice-President, Finance and Chief Financial Officer
         Telephone: (403) 781-8137
         Facsimile:  (403) 781-8585

9.       DATE OF REPORT:

         August 10, 2006